Contacts:         Duane Kimble                       Ken Di Paola
                  Baldwin Piano                      The Dilenschneider Group
                  (513) 754-4647                    (212) 922-0900



                       BALDWIN PIANO REPORTS 14% INCREASE
                             IN THIRD QUARTER SALES

       CONTRACT ELECTRONICS ACHIEVES THIRD CONSECUTIVE PROFITABLE QUARTER;
           MUSIC DIVISION REPORTS FIRST PROFITABLE QUARTER SINCE 1998



         MASON, OHIO, Nov.1, 2000 -- Baldwin Piano & Organ Company (NASDAQ:
BPAO) today reported results for the third quarter and nine months ended September 30, 2000.
         Net sales for the third quarter grew 14 percent to $33.3 million, up from $29.1 million a year ago, primarily reflecting strong demand for Baldwin's Music products. The net loss for the quarter was $562,000, or 16 cents per share, a significant improvement over the loss of $1,622,000, or 47 cents per share, a year ago.
           The current quarter's loss from continuing operations includes a gain of 20 cents per share from the sale of an unused facility and land in Fayetteville, Arkansas. Third quarter 1999 loss from continuing operations included a one-time gain of $1.04 per share from the sale of the company's facility in Juarez, Mexico. In the third quarter of 1999, Baldwin recorded income from its discontinued retail financing operations of $154,000, or four cents per share.
         For the first nine months, Baldwin's net sales rose 12 percent to $99.1 million, up from $88.2 million for the 1999 period. The net loss decreased to $3,077,000, or 89 cents per share, including the 20 cents per share gain on the sale of the excess facility in Fayetteville, Arkansas. This is an improvement from last year's loss of $4,825,000, or $1.40 per share, which included the gain of $1.04 per share from the sale of the Juarez, Mexico facility, offset in part by a restructuring and other non-recurring charges of 27 cents per share related to the consolidation of grand piano assembly operations.

          Earnings from discontinued operations for the first nine months of 2000 were 25 cents per share, which included a gain of 21 cents per share from the sale of Baldwin's retail financing subsidiaries. Last year's earnings from discontinued operations were 43 cents per share.

         Karen L. Hendricks, chairman, president and chief executive officer of Baldwin, said, "We are encouraged by the strong sales growth in Music and with our continued profit progress in Contract Electronics experienced in the third quarter. Currently, all indicators point toward further improvements for both divisions in future quarters.

         "In addition to top line growth, we experienced a substantial overall decline in selling, general and administrative expenses. Year to date SG&A expense improved significantly from 21 percent of sales a year ago to 17 percent of sales this year. The drop reflects both higher sales and the impact of efficiencies and cost controls put in place over the last year."

         The Music Division reported net sales of $23.4 million in the third quarter, up 30 percent from a year ago, reflecting an increased demand for Baldwin's products. Music reported a pre-tax and interest operating profit of $150,000, fueled by strong total unit sales including increased sales of our higher margin products, Artist and Concert Grand Pianos and Digital Pianos. Third quarter 2000 total unit sales rose by 16 percent. In the third quarter last year, Music reported a loss of $4,519,000 excluding the gain on the sale of the Juarez, Mexico facility.

         Ms. Hendricks added, "Music's return to profitability represents a major milestone in our turnaround. This is Music's first profitable quarter since the fourth quarter of 1998. We expect this progress to be sustainable. Last year's fourth quarter sales were impacted by reduced grand piano production due to the ramp-up at our Trumann, Arkansas, facility. This year, we have the production capability and inventory to have a robust fourth quarter.

         "Our largest uncertainty in the fourth quarter is the overall U.S. economy. If the economy slows more than expected, or the stock market experiences a major correction, Music sales, like other high-end durable goods sales, could be affected."

         The Contract Electronics Division reported third quarter sales of $9.9 million, down 11 percent from a year ago. However, Contract Electronics reported pre-tax and interest profits of $402,000, excluding the gain on the sale of real estate, compared with a loss of $908,000 in the third quarter of 1999. "Contract Electronics increased its gross profit margin by 0.5 percent from the second quarter of this year and continues to focus on profitable business," Ms. Hendricks added.

          Baldwin Piano & Organ Company has marketed keyboard musical products for over 138 years. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

         "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISK AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, PRODUCT DEMAND AND MARKET ACCEPTANCE, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILING WITH THE SECURITIES AND EXCHANGE COMMISSION.

   (Unaudited Consolidated Statement of Operations and Balance Sheet Attached)


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

                 BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                       CONSOLIDATED SUMMARY OF OPERATIONS
                    (In Thousands, except earnings per share)
                                   (Unaudited)


                                                           Three Months Ended                      Nine Months Ended
                                                            September 30,                            September 30,
                                                -------------------------------------   --------------------------------------
                                                      2000                1999                2000                 1999
                                                ----------------    -----------------   -----------------    ----------------

   Net sales                                            $ 33,340             $ 29,106            $ 99,147            $ 88,164
   Cost of goods sold                                     29,168               31,033              87,450              83,726
                                                ----------------    -----------------   -----------------    ----------------
      Gross profit                                         4,172               (1,927)             11,697               4,438
   Other operating income, net                             1,380                6,063               1,571               6,336
   Selling, general and administrative                    (5,506)              (6,157)            (16,773)            (18,507)
   Interest expense                                         (954)                (837)             (2,772)             (2,276)
                                                ----------------    -----------------   -----------------    ----------------
       Earnings (loss) before income taxes                  (908)              (2,858)             (6,277)            (10,009)
   Income taxes                                             (346)              (1,082)             (2,325)             (3,694)
                                                ----------------    -----------------   -----------------    ----------------
   Net earnings (loss) from continuing operations           (562)              (1,776)             (3,952)             (6,315)
   Discontinued operations:
     Income from operations of Retail Financing to be
     disposed of  (net of income taxes of $537 in 2000
     and $890 in 1999)                                         -                  154                 875               1,490
                                                ----------------    -----------------   -----------------    ----------------
   Net earnings (loss)                                    $ (562)            $ (1,622)           $ (3,077)           $ (4,825)
                                                ================    =================   =================    ================

   Earning (loss) per share
     Basic
       Earnings (loss)  from continuing operations       $ (0.16)             $ (0.51)            $ (1.14)            $ (1.83)
       Earnings from discontinued operations                   -                 0.04                0.25                0.43
                                                ----------------    -----------------   ------------------   -----------------
       Net earnings (loss)                               $ (0.16)             $ (0.47)            $ (0.89)            $ (1.40)
                                                ================    =================   ==================   =================
     Diluted
       Earnings (loss)  from continuing operations       $ (0.16)             $ (0.51)            $ (1.14)            $ (1.83)
       Earnings from discontinued operations                   -                 0.04                0.25                0.43
                                                ----------------    -----------------   ------------------   -----------------
       Net earnings (loss)                               $ (0.16)             $ (0.47)            $ (0.89)            $ (1.40)
                                                ================    =================   ==================   =================

   Average number of shares outstanding                    3,463                3,453               3,463               3,453
                                                ================    =================   ==================   =================

   Diluted number of shares outstanding                    3,463                3,453               3,463               3,453
                                                ================    =================   ==================   =================


                       CONSOLIDATED SUMMARY BALANCE SHEETS
                                 (In Thousands)

                                                                      September 30,       September 30,        December 31,
                                                                          2000                1999                 1999
                                                                       (unaudited)         (unaudited)
                                                                    -----------------   ------------------   -----------------

   Assets
     Receivables, net                                                        $ 17,796            $ 12,271            $ 11,703
     Installment receivables retained                                           4,120               5,741               5,344
     Inventories                                                               51,579              44,250              38,786
     Other current assets                                                      11,532               4,060              14,517
     Net assets of discontinued operations                                          -              20,222              21,748
                                                                    -----------------   ------------------   -----------------
       Total current assets                                                    85,027              86,544              92,098
     Property, plant and equipment, net                                        19,787              21,430              20,985
     Other assets                                                              11,031              17,140              14,909
                                                                    -----------------   ------------------   -----------------
       Total assets                                                         $ 115,845           $ 125,114           $ 127,992
                                                                    =================   ==================   =================

   Liabilities and Shareholders' Equity
     Current portion of long-term debt                                        $ 5,436            $ 13,833            $ 12,765
     Other liabilities                                                         26,529              18,622              26,789
                                                                    -----------------   ------------------   -----------------
       Total current liabilities                                               31,965              32,455              39,554
     Long-term debt, less current portion                                      31,232              33,715              32,582
     Other liabilities                                                          2,077               2,376               2,168
     Shareholders' equity                                                      50,571              56,568              53,688
                                                                    -----------------   ------------------   -----------------
       Total liabilities and shareholders' equity                           $ 115,845           $ 125,114           $ 127,992
                                                                    =================   ==================   =================


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